Exhibit 12.1

ALLIANT ENERGY CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2017	2016	2015	2014	2013
	(dollars in millions)
EARNINGS:
Net income from continuing operations attributable to Alliant Energy Corporation common shareowners	$455.9	$373.8	$380.7	$385.5	$364.2
Income taxes (a)	66.7	59.4	70.4	44.3	53.9
Subtotal	522.6	433.2	451.1	429.8	418.1
Fixed charges as defined	229.8	210.2	202.3	195.7	189.0
Adjustment for undistributed equity earnings	(6.7)	(11.3)	(3.2)	(4.0)	(8.3)
Less:
Interest capitalized	0.5	0.2	1.3	1.0	0.5
Preferred dividend requirements of subsidiaries (pre-tax basis) (b)	11.7	11.8	12.0	11.3	13.0
Total earnings as defined	$733.5	$620.1	$636.9	$609.2	$585.3

FIXED CHARGES:
Interest expense	$215.6	$196.2	$187.1	$180.6	$172.8
Interest capitalized	0.5	0.2	1.3	1.0	0.5
Estimated interest component of rent expense	2.0	2.0	1.9	2.8	2.7
Preferred dividend requirements of subsidiaries (pre-tax basis) (b)	11.7	11.8	12.0	11.3	13.0
Total fixed charges as defined	$229.8	$210.2	$202.3	$195.7	$189.0

Ratio of Earnings to Fixed Charges (c)	3.19	2.95	3.15	3.11	3.10

(a) Includes net interest related to unrecognized tax benefits.

(b) Preferred dividend requirements of subsidiaries (pre-tax basis) are computed by dividing the preferred dividend requirements of subsidiaries by one hundred percent minus the respective annual effective income tax rate. Excludes the impact of charges related to Interstate Power and Light Company’s and Wisconsin Power and Light Company’s preferred stock redemptions in 2013.

(c) The ratio calculation in the above table relates to Alliant Energy Corporation’s continuing operations.